Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts, Transfer Agent and Registrar” in the Registration Statement on Form F-1 and the related prospectus of Brookfield Renewable Corporation (the “Company”) and Brookfield Renewable Partners L.P. filed on the date hereof and to the use therein of our report dated November 20, 2020, with respect to the consolidated statements of financial position of the Company as at December 31, 2019 and December 31, 2018 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licenced Public Accountants

Toronto, Canada

February 8, 2021